

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 12, 2010

Mr. Stephen A. Kaplan, Manager
OCM Holdco, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

      Re: OCM Holdco, LLC
               Item 4.02 Form 8-K
               Filed March 31, 2010
               File No. 000-52042

Dear Mr. Kaplan:

We have completed our review of your Item 4.02 8-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Heather Clark
               Staff Accountant